Exhibit 99.1

Arco Reports Third Quarter 2021 Results

Quarterly operating results still reflecting dropouts caused by COVID-19, as expected, while efficiency initiatives start to show positive results and commercial cycle for 2022 points to a strong growth recovery

São Paulo, Brazil, November 29, 2021 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today reported financial and operating results for the third quarter ended September 30, 2021.

“Operating results for the 3Q21 conclude the 2021 commercial cycle and we leave behind a challenging period not only for us, but for our partner schools, teachers, parents and students. As we look ahead, we are excited about the positive results achieved for the 2022 commercial cycle as schools normalize their operations, students go back to school, and we evolve our product for all stakeholders to have the best learning experience. The organic growth for our Core solutions for the 2022 commercial cycle returned to pre-pandemic levels, while average retention remained at high levels and average price increase was slightly above expected inflation for 2022. We are confident this strong recovery was possible because of our client-centric culture, and we are proud to have that reflected in the 2021 NPS for our Core brands, which increased to 84 (from 82 in 2020), with a particular focus on the Positivo brands. Supplemental solutions also experienced a strong acceleration from 2020 levels as schools became increasingly more interested in complementing the learning journey beyond the cognitive. As a result, we expect our consolidated ACV to grow between 27% and 29% organically, or 38% to 42% including M&A, and we are confident we will recognize Revenues in line with, or above, pre-pandemic levels ACV in 2022, as we see potential upside to our ACV guidance as partner schools gradually see their operations return to full capacity. Arco is also undergoing an important transformation as we begin to integrate our processes, reduce operational complexity, and improve profitability, which in turn will allow us to free up cash to reinvest in growth, quality, and our people. We believe 2022 will be a year of strong growth and increased efficiency, placing Arco’s rule of 40 (the idea that a software/SaaS company's combined growth rate and profit margin should be greater than 40%) above the 60% level.” said Ari de Sá Neto, CEO and founder of Arco.

Third Quarter 2021 Results

•	Net revenue of R$183.3 million;

•	Gross profit of R$138.5 million;

•	Adjusted EBITDA of R$15.8 million; and

•	Adjusted net loss of R$ -12.0 million.

Nine-months ended September 30 2021 Results

•	Net Revenue of R$771.2 million;

•	Gross Profit of R$571.2 million;

•	Adjusted EBITDA of R$206.5 million; and

•	Adjusted Net Income of R$85.5 million.

Key Messages

•	Net revenues for the quarter were R$183.3 million, a 12% decrease year-over-year, representing a 16% revenue recognition of ACV bookings, impacted by historically weaker seasonality for the 3Q and dropouts caused by the COVID-19 pandemic in the 2021 school year. Core solutions totaled R$150.0 million (-7% YoY versus 3Q20), while Supplemental solutions were R$33.3 million (-31% YoY versus 3Q20). For the 9 months of 2021, net revenues were 9% higher year-over-year, at R$771.2 million, with Core solutions totaling R$614.7 million and Supplemental solutions increasing 73% to R$156.5 million. Arco concluded the 2021 cycle with net revenues of R$1,062 million, or R$1,057 million excluding businesses acquired in 2021, representing a 9% shortfall from the R$1,163 million ACV Bookings provided at the beginning of the year.

•	As a result of a top line impacted by the COVID-19 pandemic and consequent higher discard of undelivered and/or books in the quarter, gross margin was 76% in 3Q21 (versus 79% in 3Q20), resulting in a 9M21 gross margin of 74% (versus 78% for 9M20).

•	Our cost and expenses base were impacted by new businesses acquired over the last twelve months and therefore not consolidated into our financial statements for the same period last year (Escola da Inteligência, WPensar, Geekie, Studos, Me Salva!, Eduqo, Edupass).

•	Higher 3Q and 9M G&A reflect (i) expenses related to the new businesses (Escola da Inteligência, WPensar, Geekie, Studos, Me Salva!, Eduqo, Edupass), (ii) non-recurring third-party services related to these new businesses and mainly COC/Dom Bosco, and (iii) a fair value update related to Geekie’s SOP[3] (management’s stock option plan). Excluding the impact of new these businesses, G&A contracted 21% YoY in 3Q and 17% YoY in 9M21. Excluding RSU expenses, G&A contracted 19% YoY in 3Q and 10% YoY in 9M, reflecting initial efforts towards increased efficiency.

1)	Excluding depreciation & amortization.

2)	Businesses acquired in the last twelve months and therefore not consolidated in the comparable period of last year (EI, Geekie, W Pensar, Studos, Me Salva!, Eduqo, Edupass, COC and Dom Bosco).

3)	When Arco acquired Geekie in 2016, as part of the deal Arco acquired Geekie’s management future stake in Geekie, resulting from the exercise of their existing SOP. The fair value of SOP is calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest, resulting in the final transaction price, which are updated quarterly for Geekie’s most recent fair value, until its effective settlement in 2022. As a result of Geekie’s recent strong commercial performance, its updated fair value impacted both SOP and accounts payable to selling shareholders.

•	Higher 3Q and 9M Selling expenses reflect (i) expenses related to the new businesses, and (ii) the resumption of traveling and marketing events, which are key to our commercial strategy. Reduction in allowance for doubtful accounts reflects improved cash collection performance. Excluding the impact of new businesses, Selling expenses contracted 3% YoY in 3Q and increased 9% YoY in 9M21. Excluding allowance for doubtful accounts, Selling expenses increased 11% YoY in 3Q and 17% YoY in 9M to support Arco’s strong 2022 commercial cycle.

1)	Excluding depreciation & amortization.

2)	Businesses acquired in the last twelve months and therefore not consolidated in the comparable period of last year (EI, Geekie, W Pensar, Studos, Me Salva!, Eduqo, Edupass, COC and Dom Bosco).

•	The quality of Arco’s receivables' profile and strong credit and collection process reduced the allowance for doubtful accounts back to historical levels in 3Q21. Throughout the COVID-19 pandemic outbreak, Arco supported its partner schools through the extension of payment terms. Delinquency also dropped, to 6.1% in 9M21 from 8.4% in 9M20 and coverage index increased to 20% from 18%, or to 25% from 19%, excluding receivables from transactions with no credit risk such as direct sales to parents using credit cards.

Allowance for doubtful accounts (R$ MM)	3Q21	3Q20	YoY	2Q21	QoQ
Allowance for doubtful accounts	(6.0)	(15.7)	-61.8%	(6.7)	-10.2%
% of Revenues	-3.3%	-7.5%	4.2 p.p.	-2.6%	-0.7 p.p.
Allowance for doubtful accounts adjusted for COVID impact¹	(6.0)	(14.8)	-59.4%	(6.7)	-10.0%
% of Revenues	-3.3%	-7.1%	3.8 p.p.	-2.6%	-0.7 p.p.

1)	Calculated excluding COVID-19 impact on allowance for doubtful accounts to better reflect a normalized level of this line.

•	Adjusted EBITDA was R$15.8 million in 3Q21, 73% lower versus 3Q20 when Arco presented an atypically high ACV recognition due to the COVID-related shift in the school year and, therefore, in the recognition of revenue, and significantly lower travelling expenses leading to higher than usual margins for the 3Q in 2020. In addition, our commercial activities in 2020 were predominantly held remotely, while in the 2H21 our sales force has intensified its visits to schools and commercial events, which had a direct impact to selling expenses. A lower revenue recognition due to the impact of the second wave of COVID-19, together with investments in product evolution and in sales & marketing, led to an adjusted EBITDA margin of 8.6% in the quarter versus 27.6% in 3Q20. For the 9M21, adjusted EBITDA was R$206.5 million, resulting in a margin of 26.8% versus 36.2% for 9M20. Excluding M&As concluded this year, which are therefore not included in the margin guidance, margin was 27.3% for 9M21.

•	As we approach the end of the year and gain more visibility in our P&L for the following months, we reinforce our adjusted EBITDA margin guidance for 2021 fiscal year of 35.5% to 37.5% and expect it to be closer to the bottom of the range, between 35.5% and 36.0%. Historically, Q4 is the best performing quarter for revenue recognition, delivering higher Adj. EBITDA margins. Additionally, 4Q21 will further benefit from initiatives that will deliver: (i) reduction in printing, freight & shipping costs as the new integrated logistics structure led to better terms negotiated with suppliers; (ii) revaluation of third party services in an integrated manner to increase synergies, and (iii) reduction in corporate personnel expenses as we start integrating some corporate areas of our solutions.

•	Free cash flow presented an 20% year-over-year increase to R$ 8.3 million in 3Q21, a significant improvement versus 3Q20, mainly due to the collection of trade receivables generated in previous quarters when we opted to assist our partner schools by extending payment terms. QoQ reduction follows historical seasonality, and the third quarter is historically the low point in cash collection from partner schools.

Free cash flow (R$ MM)	3Q21	3Q20	YoY	2Q21	QoQ
Cash generated from operations	74,137	68,934	8%	113,157	-34%
(-) Income tax paid	(19,167)	(26,392)	-27%	(4,529)	323%
(-) Interest paid on lease liabilities	(918)	(476)	93%	(743)	24%
(-) Interest paid on investment acquisition	(1,031)	(47)	n/a	(70)	n/a
(-) Interest paid on loans and financing	(5,461)	(9,867)	-45%	(4,378)	25%
(-) Payments for contingent consideration	-	-	n/a	(332)	n/a
Cash Flow from Operating Activities	47,560	32,152	48%	103,105	-146%
(-) Acquisition of property, plant and equipment	(4,010)	(1,621)	147%	(2,534)	58%
(-) Acquisition of intangible assets	(35,190)	(23,589)	49%	(36,842)	-4%
Free cash flow	8,360	6,942	20%	63,729	-87%

•	The 20% sequential reduction in trade receivables reflects Arco’s business resilience and its capacity to collect from partner schools to whom we provided support through more flexible payment terms during the pandemic.

Trade Receivables - Aging (R$ MM)	3Q21	3Q20	YoY	2Q21	QoQ
Neither past due nor impaired	246.7	191.7	29%	357.2	-31%
1 to 60 days	34.8	42.7	-19%	36.9	-6%
61 to 90 days	13.0	17.9	-28%	9.3	39%
91 to 120 days	10.7	14.0	-23%	7.1	52%
121 to 180 days	14.5	18.5	-22%	7.9	84%
More than 180 days	62.7	33.6	87%	59.3	6%
Trade receivables	382.3	318.3	20%	477.7	-20%

Days of sales outstanding	3Q21	3Q20	YoY	2Q21	QoQ
Trade receivables (R$ MM)	382.3	318.3	20%	477.7	-20%
(-) Allowance for doubtful accounts	(77.1)	(57.8)	34%	(71.3)	8%
Trade receivables, net (R$ MM)	305.1	260.6	17%	406.4	-25%
Net revenue LTM pro-forma[1]	1,073.2	1,078.5	-1%	1,122.7	-4%
Adjusted DSO	104	88	18%	132	-22%

1)	Calculated as net revenues for the last twelve months added to the pro forma revenues from businesses acquired in the period to accurately reflect the Company’s operations.

•	The CAPEX observed in the 3Q21, reaching R$39.0 million, was mainly due to the increase of our content development capex, due to the final sprint to conclude 2022 content as deliveries begin in 4Q. Year-to-date, CAPEX represents 14.8% of net revenues, slightly above historical levels.

CAPEX (R$ MM)¹	3Q21	3Q20	YoY	2Q21	QoQ
Acquisition of intangible assets	35.0	23.6	48%	36.8	-5%
Educational platform - content development	13.4	11.2	20%	8.1	66%
Educational platform - platforms and educational technology	8.5	4.5	91%	13.0	-34%
Software	10.5	5.4	96%	13.7	-23%
Copyrights and others	2.5	2.6	-2%	2.1	21%
Acquisition of property, plant and equipment	4.0	1.6	147%	2.53	58%
TOTAL	39.0	25.2	55%	39.4	-1%
1)	Excluding the effect of business combinations.

•	Arco’s corporate restructuring is ongoing. On October 1st, we concluded the incorporation of Nave a Vela. We expect to incorporate the recently acquired COC/Dom Bosco (2022), followed by Escola em Movimento (2022), Pleno (2022) and Studos (2022). As we keep incorporating other businesses into CBE (Companhia Brasileira de Educação e Sistemas de Ensino, our wholly owned entity incorporating acquired businesses) we will be able to capture additional tax benefits and therefore further reduce our effective tax rate, currently at 17.3% for 9M21 (versus 27.6% for 9M20).

Intangible assets - net balances (R$ MM)	3Q21	3Q20	YoY	2Q21	QoQ
Business Combination	2,334.6	1,708.9	214%	2,374.1	0%
Trademarks	437.3	333.1	31%	443.0	-1%
Customer relationships	261.4	176.1	48%	266.8	-2%
Educational system	209.6	214.9	-3%	216.4	-4%
Softwares	11.4	6.8	51%	7.3	42%
Educational platform	5.7	13.2	-47%	6.0	18%
Others¹	16.4	15.9	-4%	15.9	-4%
Goodwill	1,392.8	948.9	47%	1,418.7	2%
Operational	206.5	122.1	69%	193.0	7%
Educational platform²	141.7	86.2	64%	136.0	4%
Softwares	53.0	25.2	110%	45.3	17%
Copyrights	11.8	10.5	13%	11.7	1%
Customer relationships	0.1	0.2	-38%	0.1	-14%
TOTAL	2,541.2	1,831.0	39%	2,567.1	0%

Amortization of intangible assets (R$ MM)	3Q21	3Q20	YoY	2Q21	QoQ
Business Combination	(55.7)	(18.5)	202%	(55.0)	1%
Trademarks	(6.5)	(4.6)	39%	(6.4)	1%
Customer relationships	(8.6)	(6.1)	40%	(8.5)	1%
Educational system	(8.1)	(6.6)	21%	(8.1)	0%
Softwares	(0.9)	(0.5)	81%	(0.6)	42%
Educational platform	(0.3)	(0.2)	104%	(0.2)	74%
Others¹	(1.3)	(0.4)	216%	(1.2)	18%
Goodwill	(30.1)	0.0	n/a	(30.1)	0%
Operational	(22.8)	(12.0)	90%	(20.6)	23%
Educational platform²	(16.3)	(8.7)	87%	(15.2)	19%
Softwares	(4.5)	(1.5)	194%	(3.4)	54%
Copyrights	(2.0)	(1.7)	17%	(2.1)	0%
Customer relationships	(0.0)	(0.0)	100%	(0.0)	100%
TOTAL	(78.5)	(30.4)	158%	(75.7)	7%
1)	Non-compete agreements and rights on contracts.

2)	Includes content development in progress.

Amortization of intangible assets (R$ MM)	Impacts P&L	Originates tax benefit	Amortizations with tax benefit in 3Q21[2]
			Amortization	Tax benefit	Impact on net income
Business Combination			(45.7)	15.5	(30.1)
Trademarks	Yes	Yes²	(4.2)	1.4	(2.7)
Customer relationships	Yes	Yes²	(5.3)	1.8	(3.5)
Educational system	Yes	Yes²	(5.4)	1.8	(3.5)
Educational platform	Yes	Yes²	(0.2)	0.1	(0.1)
Others¹	Yes	Yes²	(0.5)	0.2	(0.3)
Goodwill	No	Yes²	(30.1)	10.2	(19.9)
Operational	Yes	Yes	(22.8)	7.8	(15.1)
TOTAL			(68.5)	23.3	(45.2)
1)	Non-compete agreements and rights on contracts.

2)	Amortizations are tax deductible only after the incorporation of the acquired business. In 3Q21, 28% of the balance of the intangible assets from business combinations generates tax benefits.

Amortization of intangible assets from business combination that generate tax benefit - schedule (R$ MM)	Businesses with current tax benefit (already incorporated)					Undefined¹
	2021	2022	2023	2024	2025 +
Trademarks	6.5	26.0	26.0	25.9	350.1	15.6
Customer relationships	8.6	33.2	32.9	32.8	153.9	26.6
Educational system	8.3	33.2	30.8	30.2	108.1	21.2
Software	1.7	6.8	5.7	4.3	6.9	16.9
Others	1.0	4.6	4.6	4.3	0.9	1.9
Goodwill	30.1	120.5	120.5	114.6	341.2	513.6
Total	56.2	223.2	220.6	212.0	961.2	595.8
Maximum tax benefit	19.1	75.9	75.0	72.1	326.8	202.6
1)	Businesses with future tax benefit (to be incorporated).

•	Arco raised R$900 million through the issuance of Debentures in August, with a 2-year term and bearing interest per annum at the CDI rate +1.7%. Arco’s cash and cash equivalent plus financial investments position of R$1,656 million is adequate to meet the obligations for the year of R$763 million in debt and accounts payable to selling shareholders.

1)	Sum of cash and cash equivalents and short-term financial investment.

2)	Accounts payable to selling shareholders do not include acquisitions announced still pending anti-trust approval or acquisitions closed after September 30, 2021.

•	We had a positive commercial cycle outcome for the 2022 school year, with a clear acceleration in the pace of organic growth versus 2020, because of the significant improvement in the COVID-19 pandemic scenario in Brazil. We are providing a 2022 ACV guidance range of R$1,475 million to R$1,515 million, which represents 38%-42% growth versus 2021 pro forma net revenues of R$1,069 million (2021 cycle net revenues of R$1,057 million plus annualized revenues of businesses acquired in 2021 of R$12 million), or 27%-29% organic growth. We are confident we will recognize Revenues in line with, or above, pre-pandemic levels ACV in 2022, as we see potential upside to our ACV guidance as partner schools gradually see their operations return to full capacity. This ACV guidance reflects (i) new student intake and upsell for Core and Supplemental solutions show strong growth YoY; (ii) Strong first year of structured cross-sell initiatives, increasing by 31% the number of schools in our core base that use at least one Supplemental solution; (iii) retention rates consistent with historical trends; (iv) once again healthy average price increase dynamics despite the macro; and (v) continuous focus on client satisfaction, translating into best-in-class NPS for our Core solutions (84 in 2021 versus 82 in 2020 and 71 in 2019), with a specific focus on the strong improvement of the Positivo brands.

* Percentage growth rates in chart represent the mid-point of the guidance rage.

•	We are also providing an adjusted EBITDA margin range guidance for 2022 fiscal year of 36.5% to 38.5%, above the range provided for the past 3 years, reflecting Arco’s integration initiatives and corporate restructuring in place as Arco paves the way to become a portfolio hub of education solutions and a more efficient company in the years to come. Margin expansion drivers include (i) strategic sourcing, (ii) supply chain: printing costs & freight, (iii) IT systems optimization, (iv) corporate reorganization, (v) supplemental synergies, (vi) sales & operations planning, (vii) increased cooperation among core units, and (viii) technology integration. Our guidance includes all recently acquired businesses to date. When excluding operations still in their early cycle of maturation, such as Me Salva!, Eduqo, Edupass, which carry negative margins but higher growth (~260% YoY), our Adj. EBITDA margin for 2022 would be ~180bps higher.

•	Arco announced on November 18th, 2021, an US$150 million investment from Dragoneer and General Atlantic, through the purchase of convertible senior notes, subject to customary closing conditions (for transaction details please access https://investor.arcoplatform.com/press_releases/arco-announces-a-us150-million-investment-from-dragoneer-and-general-atlantic/). We believe this announcement reinforces Arco’s strategic growth plan for the coming years. In October, Arco finalized the acquisition of COC and Dom Bosco from Pearson, brands which serve over 800 partner schools and 210 thousand students. COC and Dom Bosco complement Arco’s existing portfolio in geography and price-point and expand their market leading position in K-12 core learning systems. Arco intends to use the proceeds from Dragoneer’s and General Atlantic’s investments to fund its growth strategy, including an emphasis on cross-selling portfolio brands and making accretive acquisitions in existing and new verticals.

Conference Call Information

Arco will discuss its third quarter 2021 results today, November 29, 2021, via a conference call at 5 p.m. Eastern Time (7 p.m. Brasilia Time). To access the call, please dial: +1 (412) 717-9627, +1 (844) 204-8942, +55 (11) 4090-1621 or +55 (11) 4210-1803. An audio replay of the call will be available through December 5, 2021, by dialing +55 (11) 3193-1012 and entering access code 1608874#. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://investor.arcoplatform.com/.

Information related to COVID-19 pandemic

As of September 30, 2021, there was a total net impact of R$1,419 thousand on the Company's condensed consolidated financial statements related to the COVID-19 pandemic mainly related to: (i) additional expenses of R$1,646 thousand related to health care in food and emotional health programs provided to the Company’s employees, and (ii) savings on rent concessions, in connection with leased buildings, as a direct consequence of the COVID-19 pandemic, amounting to R$217 thousand.

The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

For full disclosure regarding the COVID-19 discussion, please refer to the September 30, 2021, condensed consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Margin, Taxable Income Reconciliation and Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: we define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit (loss) for the year (or period) plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit (loss) for the year (or period), plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement (vi) software and (vii) educational platform resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders, plus/minus share of (profit) loss of equity-accounted investees, plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus interest expenses, net, plus M&A expenses, plus non-recurring expenses and plus effects related to COVID-19 pandemic. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue.

We calculate Free Cash Flow as Net Cash Flows from Operating activities, less acquisition of property and equipment, less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We calculate Taxable Income Reconciliation as profit (loss) for the year (or period) adjusted for permanent and temporary additions and exclusions (for example, adjustments to provisions and amortizations in the period) and for all tax benefits that Arco is entitled to (for example, goodwill). The effective tax rate will be the current taxes for the period divided by the taxable income. In Brazil, taxes are charged based on the taxable income, not the accounting income, which means companies can have an accounting loss and a taxable profit. Additionally, Arco owns several companies and taxes are calculated individually.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Taxable Income Reconciliation may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Arco Platform Limited
Consolidated Statements of Financial Position

	September 30,	December 31,
(In thousands of Brazilian reais)	2021	2020
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,322,334	424,410
Financial investments	333,166	712,645
Trade receivables	305,149	415,282
Inventories	99,692	74,076
Recoverable taxes	44,591	19,304
Related parties	4,481	9,970
Other assets	35,622	24,073
Total current assets	2,145,035	1,679,760

Non-current assets
Deferred income tax	322,305	236,903
Recoverable taxes	1,122	1,121
Financial investments	38,434	10,349
Related parties	6,733	10,508
Other assets	41,365	22,239
Investments and interests in other entities	128,202	9,654
Property and equipment	27,335	26,087
Right-of-use assets	36,748	30,022
Intangible assets	2,541,254	2,549,637
Total non-current assets	3,143,498	2,896,520

Total assets	5,288,533	4,576,280

	September 30,	December 31,
(In thousands of Brazilian reais)	2021	2020
Liabilities	(unaudited)
Current liabilities
Trade payables	70,674	40,925
Labor and social obligations	167,783	85,069
Taxes and contributions payable	3,974	9,676
Income taxes payable	33,274	44,731
Advances from customers	6,850	23,080
Lease liabilities	16,052	12,742
Loans and financing	305,305	107,706
Accounts payable to selling shareholders	775,464	656,014
Other liabilities	4,363	331
Total current liabilities	1,383,739	980,274

Non-current liabilities
Labor and social obligations	346	36,570
Lease liabilities	27,502	22,478
Loans and financing	900,902	203,413
Provision for legal proceedings	2,066	1,366
Accounts payable to selling shareholders	1,033,318	1,130,501
Other liabilities	1,134	794
Total non-current liabilities	1,965,268	1,395,122

Equity
Share capital	11	11
Capital reserve	2,203,167	2,200,645
Treasury shares	(132,929)	-
Share-based compensation reserve	102,134	80,817
Accumulated losses	(232,857)	(80,589)
Total equity	1,939,526	2,200,884

Total liabilities and equity	5,288,533	4,576,280

Arco Platform Limited
Interim Condensed Consolidated Statements of Income

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais, except earnings per share)	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	183,267	208,730	771,240	705,173
Cost of sales	(44,766)	(44,485)	(199,994)	(154,825)
Gross profit	138,501	164,245	571,246	550,348
Operating expenses:
Selling expenses	(114,982)	(98,612)	(353,367)	(274,582)
General and administrative expenses	(109,867)	(72,108)	(246,161)	(199,030)
Other income (expenses), net	413	3,234	2,913	3,993
Operating profit (loss)	(85,935)	(3,241)	(25,369)	80,729

Finance income	20,353	13,418	42,407	35,597
Finance costs	(124,947)	(44,812)	(209,239)	(113,903)
Finance result	(104,594)	(31,394)	(166,832)	(78,306)

Share of loss of equity-accounted investees	(5,575)	(4,042)	(8,326)	(8,041)

Loss before income taxes	(196,104)	(38,677)	(200,527)	(5,618)
Income taxes - income (expense)
Current	(1,246)	(14,218)	(37,143)	(68,841)
Deferred	53,290	25,407	85,402	67,036
Total income taxes – income (expense)	52,044	11,189	48,259	(1,805)

Loss for the period	(144,060)	(27,488)	(152,268)	(7,423)

Basic earnings per share – in Brazilian reais
Class A	(2.53)	(0.49)	(2.67)	(0.13)
Class B	(2.53)	(0.49)	(2.67)	(0.13)
Diluted earnings per share – in Brazilian reais
Class A	(2.53)	(0.49)	(2.67)	(0.13)
Class B	(2.53)	(0.49)	(2.67)	(0.13)

Weighted-average shares used to compute net (loss) profit per share:
Basic	56,902	55,545	57,109	55,144
Diluted	57,122	55,737	57,329	55,336

Arco Platform Limited
Interim Condensed Consolidated Statements of Cash Flows

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Loss before income taxes	(196,104)	(38,677)	(200,527)	(5,618)
Adjustments to reconcile loss before income taxes
Depreciation and amortization	42,605	29,715	136,080	89,763
Inventory reserves	5,579	(305)	12,965	3,339
Allowance for doubtful accounts	5,987	15,679	16,486	28,233
Loss on sale/disposal of property and equipment and intangible assets disposed	87	72	222	1,524
Fair value change in financial instruments from acquisition interests	-	421	-	(438)
Changes in accounts payable to selling shareholders	74,664	12,978	75,153	19,872
Share of loss of equity-accounted investees	5,575	4,042	8,326	8,041
Share-based compensation plan	41,760	(2,339)	57,315	15,309
Accrued interest	11,705	9,077	20,610	16,052
Interest accretion on acquisition liability	30,802	13,013	84,826	49,990
Income non-cash equivalents	(6,421)	(4,200)	(14,916)	(9,856)
Interest on lease liabilities	1,204	641	3,361	2,060
Provision for legal proceedings	248	-	37	594
Provision for payroll taxes (restricted stock units)	1,259	(10,212)	2,686	(1,166)
Foreign exchange income	(1,945)	(551)	2,147	(371)
Changes in fair value of step acquisitions	-	(3,248)	-	(3,248)
Other financial cost/revenue, net	1,792	(811)	(706)	(1,849)
	18,797	25,295	204,065	212,231
Changes in assets and liabilities
Trade receivables	95,594	22,354	95,979	40,821
Inventories	(6,372)	(489)	(18,339)	(8,052)
Recoverable taxes	(5,463)	(514)	(2,996)	(4,818)
Other assets	(12,776)	11,582	(21,231)	(7,319)
Trade payables	21,809	(76)	29,034	(3,791)
Labor and social obligations	1,069	29,210	11,325	44,832
Taxes and contributions payable	(1,388)	12,576	(6,471)	9,797
Advances from customers	(36,559)	(31,099)	(16,574)	(20,273)
Other liabilities	(574)	95	1,730	(887)
Cash generated from operations	74,137	68,934	276,522	262,541
Income taxes paid	(19,167)	(26,392)	(70,684)	(90,412)
Interest paid on lease liabilities	(918)	(476)	(2,521)	(1,186)
Interest paid on accounts payable to selling shareholders	(1,031)	(47)	(5,254)	(47)
Interest paid on loans and financing	(5,461)	(9,867)	(13,406)	(9,867)
Payments for contingent consideration	-	-	(332)	(3,696)
Net cash flows from operating activities	47,560	32,152	184,325	157,333

Investing activities
Acquisition of property and equipment	(4,010)	(1,621)	(9,542)	(5,663)
Investments in unconsolidated entities	(53,538)	(19,953)	(126,760)	(32,628)
Acquisition of subsidiaries, net of cash acquired	(15,839)	(22,002)	(31,056)	(22,002)
Payment of accounts payable to selling shareholders	(8,449)	-	(101,285)	-
Acquisition of intangible assets	(35,190)	(23,589)	(104,733)	(63,069)
Sale (purchase) of financial investments	213,374	(199,739)	366,309	(322,141)
Net cash flows used in investing activities	96,348	(266,904)	(7,067)	(445,503)

Financing activities
Purchase of treasury shares	(25,069)	-	(134,806)	-
Capital increase proceeds from public offering	-	591,898	-	591,898
Share issuance costs	-	(17,531)	-	(17,531)
Payment of lease liabilities	(4,245)	(1,949)	(10,599)	(5,728)
Long term payments of accounts payable to selling shareholders	(13)	47	(19,455)	(954)
Loans and financing	899,666	198,611	896,223	198,611
Loans and financing transaction costs	(8,550)	(198,925)	(8,550)	(553)
Net cash flows from financing activities	861,789	572,151	722,813	765,743

Foreign exchange effects on cash and cash equivalents	1,945	551	(2,147)	371
Increase in cash and cash equivalents	1,007,642	337,950	897,924	477,944

Cash and cash equivalents at the beginning of the period	314,692	188,894	424,410	48,900
Cash and cash equivalents at the end of the period	1,322,334	526,844	1,322,334	526,844
Increase in cash and cash equivalents	1,007,642	337,950	897,924	477,944

Arco Platform Limited
Reconciliation of Non-GAAP Measures

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss for the period	(144,060)	(27,488)	(152,268)	(7,423)
(+/-) Income taxes	(52,044)	(11,189)	(48,259)	1,805
(+/-) Finance result	104,594	31,394	166,832	78,306
(+) Depreciation and amortization	42,605	29,715	136,080	89,763
(+) Share of loss of equity-accounted investees	5,575	4,042	8,326	8,041
EBITDA	(43,330)	26,474	110,711	170,492
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	42,993	19,840	64,041	51,280
(+) M&A expenses	14,353	1,697	22,203	5,688
(+) Non-recurring expenses	1,242	6,694	7,800	16,752
(+) Effects related to Covid-19 pandemic	544	2,922	1,696	10,915
Adjusted EBITDA	15,802	57,627	206,451	255,127

Net Revenue	183,267	208,730	771,240	705,173
EBITDA Margin	-23.6%	12.7%	14.4%	24.2%
Adjusted EBITDA Margin	8.6%	27.6%	26.8%	36.2%

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Adjusted Net Income (Loss) Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss for the period	(144,060)	(27,488)	(152,268)	(7,423)
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	42,993	19,840	64,041	51,280
(+) Amortization of intangible assets from business combinations	25,598	18,483	75,350	54,718
(+/-) Changes in fair value of derivative instruments	-	421	-	(438)
(+/-) Changes in accounts payable to selling shareholders	74,664	12,978	75,153	19,872
(+/-) Share of loss of equity-accounted investees	5,575	4,042	8,326	8,041
(+/-) Tax effects	(61,738)	(12,768)	(103,793)	(55,192)
(+/-) Foreign exchange on cash and cash equivalents	(1,945)	(551)	2,147	(371)
(+) Interest on acquisition of investments, net (linked to a fixed rate)¹	16,395	4,507	30,847	20,763
(+) Interest on acquisition of investments, net (adjusted by fair value)²	14,407	8,006	53,979	28,246
(+) M&A expenses	14,353	1,697	22,203	5,688
(+) Non-recurring expenses	1,242	6,694	7,800	16,752
(+) Effects related to Covid-19 pandemic	544	2,922	1,696	10,915
Adjusted Net Income (Loss)	(11,972)	38,783	85,481	152,851

Net Revenue	183,267	208,730	771,240	705,173
Adjusted Net Income (Loss) Margin	-6.5%	18.6%	11.1%	21.7%

1)	Refer to interest expenses on liabilities related to business combinations and investments in associates that are linked to a fixed rate (CDI or SELIC).

2)	Refer to interest expense on liabilities related to business combinations and investments in associates that are adjusted by the fair value of the acquired business.

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Free Cash Flow Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash generated from operations	74,137	68,934	276,522	262,541
(-) Income tax paid	(19,167)	(26,392)	(70,684)	(90,412)
(-) Interest paid on lease liabilities	(918)	(476)	(2,521)	(1,186)
(-) Interest paid on investment acquisition	(1,031)	(47)	(5,254)	(47)
(-) Interest paid on loans and financing	(5,461)	(9,867)	(13,406)	(9,867)
(-) Payments for contingent consideration	-	-	(332)	(3,696)
Cash Flow from Operating Activities	47,560	32,152	184,325	157,333
(-) Acquisition of property and equipment	(4,010)	(1,621)	(9,542)	(5,663)
(-) Acquisition of intangible assets	(35,190)	(23,589)	(104,733)	(63,069)
Free Cash Flow	8,360	6,942	70,050	88,601

	Three months period ended September 30,		Nine months period ended September 30,
(In thousands of Brazilian reais)	2021	2020	2021	2020
Taxable Income Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss before income taxes	(196,104)	(38,677)	(200,527)	(5,618)
(+) Share-based compensation plan, RSU and provision for payroll taxes¹	44,929	(3,897)	53,965	21,879
(+) Amortization of intangible assets from business combinations before incorporation¹	725	(5,344)	10,485	34,205
(+/-) Changes in accounts payable to selling shareholders¹	92,173	21,297	131,584	54,180
(+/-) Share of loss of equity-accounted investees	(1,896)	(1,374)	(2,831)	(2,734)
(+) Net income from Arco Platform (Cayman)	2,971	6,839	16,771	12,118
(+) Fiscal loss without deferred	4,168	1,780	8,935	4,243
(+/-) Provisions booked in the period	(3,546)	16,427	9,781	41,025
(+) Tax loss carryforward	77,673	66,396	169,039	83,672
(+) Others	9,349	(1,405)	17,868	6,426
Taxable income	30,442	62,042	215,070	249,396

Current income tax under actual profit method	(10,350)	(21,094)	(73,123)	(84,794)
% Tax rate under actual profit method	34.0%	34.0%	34.0%	34.0%
(+) Effect of presumed profit benefit	-	(254)	3,266	4,675
Effective current income tax	(10,350)	(21,348)	(69,857)	(80,119)
% Effective tax rate	34.0%	34.4%	32.5%	32.1%
(+) Recognition of tax-deductible amortization of goodwill and added value²	10,867	7,434	32,802	9,279
(+/-) Other additions (exclusions)	(1,763)	(304)	(88)	1,999
Effective current income tax accounted for goodwill benefit	(1,246)	(14,218)	(37,143)	(68,841)
% Effective tax rate accounting for goodwill benefit	4.1%	22.9%	17.3%	27.6%

1)

Temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base that will yield amounts that can be deducted in the future when determining taxable profit or loss,

2)	Added value refers to the fair value of intangible assets from business combinations,